

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: Deep Medicine Acquisition Corp.**
> **Amendment No. 1**
> **Registration Statement on Form S-4**
> **Filed on September 19, 2023**
> **File No. 333-273548**

Dear Humphrey P. Polanen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover page

1.   We note from your response to prior comment 1 that the Class B shares will be issued in reliance on an exemption from registration. If so, please provide us with your analysis of how you determined it is appropriate to register on this registration statement the conversion of those shares into Class A shares. Generally, it is inconsistent with Section 5 of the Securities Act to complete a transaction publicly that was began privately.

Questions and Answers
What equity stake will current Deep Medicine Stockholders and TruGolf Stockholders hold in
New TruGolf..., page 26

2. We note your revisions in response to prior comment 5. Please tell us why you did not include the 300,000 shares to be issued to Deep Medicine's officers and directors within 10 days following the closing of the transactions in the dilution tables on pages 26, 27 and 40.

Risk Factors
Risks Related to New TruGolf's Dual Class Structure, page 73

3. We note your revisions in response to prior comment 9. Please revise to address in your disclosure the last sentence of that comment.

We may not be able to complete an initial business combination (including the Business
Combination)..., page 76

4. We note your revisions in response to prior comment 10 and that "none of the stockholders of TruGolf are non-U.S. persons." Please address the part of that comment requesting disclosure whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares..., page
80

5. We note your revisions in response to prior comment 11. Compliance and Disclosure Interpretation 166.01 (Tender Offers and Schedules) applies to purchases by the SPAC sponsor or its affiliates outside of the redemption offer in certain conditions. Please remove the statements that that the Sponsor, its directors and executive officers, TruGolf and/or their respective affiliates may enter into transactions with investors to provide them with incentives to purchase your securities.

Nasdaq may delist Deep Medicine's securities from trading on its exchange..., page 84

6. We note your revisions in response to prior comment 12. Please address the part of that comment requesting disclosures whether you are relying on being listed on Nasdaq as an exclusion from the "penny stock" rules or another exemption.

Proposal No. 2: The Business Combination Proposal
Background of the Business Combination, page 117

7. We note your revisions in response to prior comment 15. Please address the part of that comment requesting disclosure of the discussed terms of employment agreements with certain TruGolf executive officers in connection with this transaction. We further note your disclosures that new employment agreements for executive officers are a closing

condition. Please revise to discuss the material terms of each executive officer's new employment agreement in the "Management of New TruGolf Following the Business Combination" section. Finally, please file the new employment agreements. Refer to Item 402(o)(1) and Item 601(b)(10) of Regulation S-K.

8.   We note your response to prior comment 16. For clarity, please clearly revise to disclose that each reference to "financial projections" in this filing and that the projections provided to Deep Medicine's board and Stanton Park are materially the same as the "financial projections" included in the registration statement. Further, we note that you still discuss a "five-year forecast" on page 123. Please revise for consistency.

9.   We note your revisions in response to prior comment 17. Please address the second and third sentences of that comment.

Certain Unaudited Projected Financial Information, page 127

10.   Please disclose your response to prior comment 21. Please revise to clearly address in your disclosure the date of the financial projections.

11.   We note your revisions in response to prior comment 22, which clarify that the estimates and assumptions "were used for each of the 3 years." However, your estimates and assumptions in the two bullet points on page 128 only discuss fiscal year 2023. Please revise to address fiscal years 2024 and 2025.

12.   We note your response to prior comment 24. We also note your disclosures that one of the material factors that Deep Medicine's board considered in entering into this transaction is "TruGolf's historical financial results, outlook and business and financial plans" as compared to those of other publicly traded companies. Refer to the second paragraph on page 20 and last bullet on page 124. Please tell us how your response is consistent with this disclosure or revise.

Opinion of Stanton Park, the Deep Medicine Board's Financial Advisor, page 131

13.   We note your revisions in response to prior comment 25. Please address the part of that comment that requests disclosure whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Ensure that your added disclosure addresses both the Comparable Transactions method and the Comparable Public Companies method. Further, for the Comparable Transactions method, please specify the 13 transactions chosen and clarify the criteria the advisor used to select them. Finally, refer to the second and third tables on page 133. Please identify the factors that suggest the EV/Revenue and EV/EBITDA valuation multiples for TruGolf in each of these tables.

14.   We note your response to prior comment 26. Please revise to disclose in the opinion that the projections provided to the financial advisor are materially the same as the projections included in the registration statement.

Proposal No. 3: The Charter Proposal, page 138

15.   We note your revisions in response to prior comment 27. Please address the part of that comment to tell us how the chief executive officer disclosure is consistent with your governing document. Refer to Article X of Annex C.

Material U.S. Federal Income Tax Considerations, page 146

16.   We note your revisions in response to prior comment 28. Please have counsel revise its opinion to consent to being named in the registration where its name actually appears in relation to that opinion, such as here.

Notes to unaudited pro forma condensed combined financial information
3. Adjustments to unaudited pro forma condensed combined financial information
Adjustments to unaudited pro forma condensed combined balance sheet, page 162

17.   We note your response to prior comment 33. Based on your disclosure regarding Deep Medicine's transaction costs under footnote (3) to adjustment (A), please tell us why you believe the costs related to the tail insurance premium for Deep Medicine's officers and directors qualify as equity issuance costs and further how you determined that this is an appropriate transaction accounting adjustment in the unaudited pro forma financial statements. Please refer to Rule 11-02(a)(6) of Regulation S-X.

Information about TruGolf, Inc., page 192

18.   We note your revisions in response to prior comment 34. Please address the part of that comment requesting disclosure of the sources and availability of raw materials for your products. Further, address the part of that comment requesting disclosure whether your total addressable market includes data analytics and SaaS businesses.

19.   We note your revisions in response to prior comment 35. Please address the first sentence of that comment.

20.   We note your revisions in response to prior comment 37 and reissue our comment. Please revise to discuss the sales of your products through retail outlets, which you continue to describe as "some of the largest in the world," as you do on page 204.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TruGolf
Principal External Factors Affecting Our Operating Results, page 204

21.   We note your revisions in response to prior comment 38 and that your "mitigation strategies created a reduction in speed to market of Apogee units, but this has been resolved." Please address the third sentence of that comment and revise for consistency, given the significant delays noted on page 210. We further note your response to prior comment 21, which you state that there is "an extra 2 month delay in the final release date

of the Apogee device." Please ensure your revised disclosure addresses this delay, and whether this has been resolved or is ongoing.

Results of Operations, page 207

22.   We re-issue prior comment 40. Please tell us how you "typically see higher usage and sales in the first quarter and fourth quarter of each year" and you "expect these trends to continue going forward" but your disclosures here regarding your recent results of operation are not consistent with those statements.

23.   We note your revisions in response to prior comment 41. Please address the third and fourth sentences of that comment.

Liquidity and Capital Resources, page 208

24.   We note your response to prior comment 42. Please further enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows for each period presented. In this regard, we note your disclosure only discusses the changes during the six months ended June 30, 2023 and does not discuss the changes during the year ended December 31, 2022. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Additionally, your discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Certain Anti-Takeover Provisions of Delaware Law, page 220

25.   We note your revisions to Article IX of Annex C in response to prior comment 44. Please revise the "Exclusive Forum Selection" section on page 220 for consistency with paragraph five on page 86.

Annex F - Fairness Opinion of Stanton Park Advisors, LLC, page F-1

26.   We note that you refiled Annex F in response to prior comment 49. Please address the second to last two sentences of that comment.

Exhibit Index, page II-5

27.   We note your filed agreements in response to prior comment 51. Please address the part of that comment requesting that you file your convertible notes agreements, which you describe on paragraph two of page 209. Further, please refile Exhibits 10.10, 10.11 and 10.12 as final signed agreements.

General

28.   We note your revisions in response to prior comment 56. Please file the new registration rights agreement. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.

29.   Please revise to address the last sentence of prior comment 57.

     You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lijia Sanchez